LADENBURG THALMANN & CO. INC.

570 Lexington Avenue

New York, New York 10022

November 30, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Folake Ayoola

Re:	Innovative Industrial Properties, Inc.
Registration Statement on Form S-11 (File No. 333-214148)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Innovative Industrial Properties, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on November 30, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that the undersigned has distributed approximately 5,000 copies of the Preliminary Prospectus, dated November 29, 2016 (the “Preliminary Prospectus”), to prospective underwriters, institutional investors, dealers and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

LADENBURG THALMANN & CO. INC.
As representative of the several Underwriters

By:	/s/ STEVEN KAPLAN
Steven Kaplan
Authorized Signatory

[Underwriter Request for Acceleration]